hannover **re**®

03 AUG 29 AM 7:21

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Fin
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.


03029622

SUPPL

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

August 27, 2003

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits a German and English version of our latest press release: "Press Release on Interim Report 2/2003". The interim report will be forwarded as soon as it becomes available.

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

PROCESSED
SEP 04 2003
THOMSON FINANCIAL



Eric Schuh



Iris Garbers

Enclosure



hannover **re**

PRESS RELEASE

- **Half year net income boosted by 11.0%**
- **Profit forecast for the full year confirmed**

Hannover, 27 August 2003: In its interim report published today Hannover Re expressed considerable satisfaction with the development of business in the first half of 2003. The result was significantly higher than in the previous year; the company continued to profit from the advantageous conditions on reinsurance markets. Net investment income also improved since no further appreciable write-offs were required in the second quarter. An operating profit (EBIT) of 285.2 million euro (previous year: 284.3 million euro) was achieved in the first half-year. Interim net income climbed by 11.0% to 162.4 million euro (146.3 million euro), or 1.65 euro (1.51 euro) a share. All four business groups generated positive profit contributions. As Wilhelm Zeller, Chairman of the Executive Board, emphasised: "With this performance we are right on course to achieve net income for the year in excess of 320 million euro".

Gross written premiums for the first six months of the current financial year declined by 2.9% to 6.0 billion euro (6.2 billion euro). The decrease was due primarily to movements in exchange rates. Had it not been for the appreciation of the euro, especially against the US dollar, growth of 10.1% would have been recorded. Net premiums earned, on the other hand, climbed by 9.4% to 3.6 billion euro (3.3 billion euro) owing to the substantially lower level of business retroceded.

The outcome of the treaty renewals in **property and casualty reinsurance** as at 1 January and 1 April 2003, when more than two-thirds of the treaties were renewed, was highly satisfactory. The favourable effects of the improvements in rates and conditions, which were achieved in almost all areas of this business group, produced an outstanding interim result despite reduced gross premium income. Mr. Zeller explained: "This is a success for our 'More from less' initiative, under which we are seeking to focus even more heavily on profitable business". The decrease of 20.2% in gross written premiums to 2.7 billion euro (3.3 billion euro) in the first half-year was due to two factors, both of which had already made themselves felt in the first quarter: firstly, currency effects accounted for 7.5 percentage points; secondly, the reduction reflected the strategic course embarked upon with the "More from less" initiative, which came into effect at the beginning of the year. As part of this policy Hannover Re will no longer assume the entire reinsurance volume of the HDI companies, but merely the portion that it intends to run in its retention. As an additional

factor, the US subsidiary Insurance Corporation of Hannover discontinued its property and casualty reinsurance business.

The claims situation remained highly satisfactory for Hannover Re in the first half-year. Just three catastrophe losses were recorded in the second quarter, producing total net expenditure of 14.5 million euro; the first quarter had been entirely spared catastrophe claims. The combined ratio improved to 98.6% for the half-year (95.6%) after 100.3 % for the first quarter.

The operating profit (EBIT) as at 30 June 2003 benefited, amongst other things, from the gratifying investment income of the second quarter. In the first quarter heavy write-offs had again been necessary, especially on equities; in the second quarter these were almost entirely absent. The operating profit (EBIT) for the first half-year totalled 182.6 million euro, a mere 7.0% lower than the figure for the exceptionally strong corresponding period in the previous year. Net income for the half-year grew by a pleasing 11.7% from 90.7 million euro to 101.3 million euro, assisted by reduced tax expenditure compared to the previous year. The property and casualty business group thus generated earnings of 1.03 euro (93 cents) a share.

The gross written premiums of 1.1 billion euro in **life and health reinsurance** as at 30 June 2003 were merely on a par with the previous year. This business group too was, however, hard hit by adverse currency effects. Had it not been for this influencing factor gross premiums would have been 11.8% higher. Net premiums earned were boosted by 8.6% to 865.9 million euro (797.3 million euro) following the realignment of retrocession structures. The operating profit (EBIT) of 23.8 million euro surpassed the previous year's figure (22.5 million euro) by 5.6%. Interim net income contracted from 15.3 million euro to 12.0 million euro, or 12 cents (16 cents) a share.

Building on a very good first quarter, **financial reinsurance** continued to develop highly favourably in the current quarter. Demand for individually tailored solutions remains very vigorous, and gross written premiums grew by 82.9% as at 30 June 2003 to 923.3 million euro (504.7 million euro). Had it not been for negative currency effects the rise in gross premiums would have been as much as 109.5%. Net premiums earned climbed by 111.5% in the first half-year to 644.7 million euro (304.9 million euro). The operating profit (EBIT) was boosted to a gratifying 37.8 million euro (28.9 million euro). Net income for the first half-year climbed by 18.6% to 24.9 million euro (21.0 million euro), or 25 cents (22 cents) a share.

Program business also continued its successful development. Gross premiums increased by 7.2% to 1.3 billion euro (1.2 billion euro). Had it not been for negative exchange rate factors growth would have been as high as 29.8%. The level of retained premiums rose again to 44.7% (35.9%). Net premiums consequently showed a disproportionately strong increase of 20.7% to reach 477.7 million euro (395.9 million euro). A slightly

higher combined ratio of 94.0% (90.8%) caused the underwriting result to contract by 21.2%. This effect was, however, more than offset by increased investment income, and the operating profit (EBIT) thus improved by 12.0% to 41.2 million euro (36.8 million euro). Net income for the half-year was boosted by a pleasing 24.9% to 24.1 million euro (19.3 million euro), or 25 cents (20 cents) a share.

The more favourable capital market conditions in the second quarter enabled Hannover Re to generate gratifying **net investment income** for the first half-year. Write-offs on securities amounted to a very modest 5.0 million euro in the second quarter, almost entirely on equities; this figure had still been as high as 75.3 million euro in the first quarter, with 46.0 million euro attributable to equities. Losses on the disposal of investments were also substantially lower in the reporting period than in the first half of 2002, amounting to 16.8 million euro (67.8 million euro). What is more, profits of 87.5 million euro (73.3 million euro) were realised on the sale of equities and fixed-income securities as at the end of the reporting period. Ordinary income was boosted by altogether 10.2 % to 526.1 million euro (477.3 million euro). This was an excellent performance given the sharp declines in returns on some securities. Total net investment income grew by 27.9% to 486.2 million euro (380.1 million euro).

Outlook

Hannover Re is highly satisfied with the course of the current financial year to date. The development of the market and the treaty renewal season in *property and casualty reinsurance* have demonstrated that the hard market is holding up. As Mr. Zeller commented: "In accordance with our 'More from less' initiative we are willing to accept that gross premium income will decline as a consequence of active cycle management and negative currency effects". Provided the development of catastrophe losses remains in line with the multi-year average, the combined ratio should not exceed 100% and the profit contribution of property and casualty reinsurance for the year as a whole is expected to rise again.

In *life and health reinsurance* demand for individually senior citizen products is expected to grow over the long term. For the year as whole Hannover Re anticipates premium growth comparable with the first six months, but a sharply higher profit contribution.

Demand for *financial reinsurance* products remains strong. As a highly respected provider with considerable experience Hannover Re will continue to benefit from this trend in the future. Double-digit growth in gross premium income is therefore expected, with a higher profit contribution than in the previous year.

In *program business* the initiated restructuring measures are bearing fruit. These steps, combined with further portfolio optimisation activities, are expected to generate gross

premiums on a par with the previous year and slightly higher net income.

Net investment income is of course difficult to forecast. Hannover Re expects further growth in the volume of assets. However, the returns that can be generated – which declined sharply in the first half-year – are unlikely to recover appreciably. As Mr. Zeller explained: "Provided there are no significant price declines on the international stock markets, we do not anticipate any further need for systematic write-offs on our equity portfolio". For the current financial year, therefore, net investment income is forecast to be at least on a par with the previous year.

Overall, Hannover Re anticipates a very successful 2003 financial year. Gross premium income is likely to be comparable with the previous year, and may even contract slightly if the US dollar remains weak. Subject to a major loss experience in line with the multi-year average and provided there are no unforeseen adverse developments on capital markets, Mr. Zeller stands by his forecast of consolidated net income in the region of 320 million to 350 million euro.

***

In yesterday's meeting the Supervisory Board of Hannover Re has appointed the deputy members of the Executive Board André Arrago, Dr. Elke König and Ulrich Wallin as full members.

For further information, please contact Eric Schuh (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail eric.schuh@hannover-re.com).

***Hannover Re**, with gross premiums of EUR 12.5 billion, is the fifth-largest reinsurer in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 2,000 insurance companies in over 100 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The rating agencies most relevant to the insurance industry have each awarded Hannover Re a rating in their second-highest category (Standard & Poor's AA- "Very Strong" and A.M. Best A+ "Superior").*

Key Figures of the Hannover Re Group (US GAAP basis)

	2003					2002	
in m. EUR	Q1	Q2	Variance	1H	Variance	Q2	1H
Hannover Re Group							
Gross written premiums	3,152	2,825	(5.0%)	5,978	(2.9%)	2,975	6,154
Net premiums earned	1,676	1,963	32.0%	3,639	9.3%	1,487	3,328
Net underwriting result	(94)	(39)		(133)		(13)	(29)
Net investment income	208	278	44.7%	486	27.9%	192	380
Operating profit/loss (EBIT)	109	176	60.3%	285	0.3%	110	284
Net income	71	91	62.2%	162	11.0%	56	146
Earnings per share in EUR*	0.73	0.92		1.65		0.58	1.51
Retention ratio	71.6%	67.8%		69.8%		51,4%	64.2%
Property/Casualty R/I							
Gross written premiums	1,479	1,181	(25.7%)	2,659	(20.2%)	1,590	3,334
Net premiums earned	716	935	15.0%	1,651	(9.8%)	813	1,829
Net underwriting result	(2)	25	698.0%	23	(71.1%)	3	80
Operating profit/loss (EBIT)	53	130	156.5%	183	(7.0%)	51	196
Net income	35	67	352.1%	101	11.7%	15	91
Earnings per share in EUR*	0.35	0.68		1.03		0.15	0.93
Retention ratio	71.3%	66.2%		69.1%		49.1%	67.8%
Combined ratio	100.3%	97.3%		98.6%		99.6%	95.6%
Life/Health R/I							
Gross written premiums	571	519	(0.3%)	1,090	(0.8%)	521	1,099
Net premiums earned	487	379	34.5%	866	8.6%	282	797
Operating profit/loss (EBIT)	16	8	(49.2%)	24	5.6%	16	23
Net income	10	2	(81.2%)	12	(21.6%)	13	15
Earnings per share in EUR*	0.10	0.02		0.12		0.13	0.16
Retention ratio	84.7%	73.0%		79.1%		56.2%	73.8%
Financial R/I							
Gross written premiums	458	466	61.9%	923	82.9%	288	505
Net premiums earned	237	408	105.5%	645	111.5%	199	305
Operating profit/loss (EBIT)	18	20	(1.6%)	38	30.8%	21	29
Net income	13	12	(18.7%)	25	18.6%	15	21
Earnings per share in EUR*	0.13	0.12		0.25		0.16	0.22
Retention ratio	94.0%	98.7%		96.4%		79.8%	88.1%
Program Business							
Gross written premiums	645	660	14.4%	1,305	7.2%	577	1,217
Net premiums earned	236	241	24.4%	478	20.7%	194	396
Net underwriting result	19	10	(55.0%)	29	(21.2%)	22	36
Operating profit/loss (EBIT)	23	18	(21.5%)	41	12.0%	23	37
Net income	14	10	(28.5%)	24	24.9%	14	19
Earnings per share in EUR*	0.15	0.10		0.25		0.14	0.20
Retention ratio	44.8%	44.7%		44.7%		39.3%	35.9%
Combined ratio	92.1%	95.9%		94.0%		88.5%	90.8%

* Figures have been adjusted to the 3-for-1 share split in July 2002

hannover **rück**

PRESSE INFORMATION

- **Halbjahres-Überschuss um 11,0 % gesteigert**
- **Ergebnisprognose für das Gesamtjahr bestätigt**

Hannover, 27. August 2003: In dem heute vorgelegten Zwischenbericht zeigt sich die Hannover Rück mit ihrer Geschäftsentwicklung im 1. Halbjahr 2003 sehr zufrieden. Das Ergebnis konnte gegenüber dem Vorjahr deutlich gesteigert werden; die Gesellschaft profitierte unverändert von den vorteilhaften Bedingungen auf den Rückversicherungsmärkten. Das Kapitalanlageergebnis verbesserte sich darüber hinaus ebenfalls, da im 2. Quartal keine nennenswerten Abschreibungen mehr vorzunehmen waren. Im 1. Halbjahr konnte ein operatives Ergebnis (EBIT) von 285,2 Mio. EUR (Vj. 284,3 Mio. EUR) erzielt werden. Der Halbjahres-Überschuss stieg um 11,0 % auf 162,4 Mio. EUR (146,3 Mio. EUR). Dies bedeutet einen Gewinn je Aktie von 1,65 EUR (1,51 EUR). Alle vier Geschäftsfelder haben hierzu einen positiven Ergebnisbeitrag geliefert. „Mit dieser Entwicklung sind wir voll auf Kurs, einen Jahresüberschuss von über 320 Mio. EUR zu erreichen", betonte der Vorstandsvorsitzende Wilhelm Zeller.

Die gebuchte Bruttoprämie für die ersten sechs Monate des laufenden Geschäftsjahres ging um 2,9 % auf 6,0 Mrd. EUR (6,2 Mrd. EUR) zurück. Der Rückgang liegt vor allem an der Währungskursentwicklung. Ohne die Erstarkung des Euro, insbesondere gegenüber dem US-Dollar, wäre ein Anstieg von 10,1 % zu verzeichnen gewesen. Deutlich reduzierte eigene Rückversicherungsabgaben haben demgegenüber zu einem Wachstum der verdienten Nettoprämie um 9,4 % auf 3,6 Mrd. EUR (3,3 Mrd. EUR) geführt.

Die Vertragserneuerungen in der **Schaden-Rückversicherung** zum 1. Januar und 1. April 2003, bei denen über zwei Drittel der Verträge erneuert wurden, verliefen sehr zufrieden stellend. Die positiven Auswirkungen der Raten- und Konditionsverbesserungen, die in fast allen Bereichen erzielt werden konnten, führten zu einem ausgezeichneten Halbjahresergebnis bei rückläufigen Prämieneinnahmen. „Dies ist ein Erfolg unserer Initiative ‚More from less', mit der wir uns noch stärker auf profitables Geschäft fokussieren wollen", erklärte Zeller. Der Rückgang der gebuchten Bruttoprämie im 1. Halbjahr um 20,2 % auf 2,7 Mrd. EUR (3,3 Mrd. EUR) basierte auf zwei Faktoren, die bereits im 1. Quartal wirksam geworden waren: Zum einen waren dies die

Währungskurseffekte, die 7,5 Prozentpunkte ausmachten; zum anderen schlugen sich die strategischen Weichenstellungen der „More from less"-Initiative nieder, die zum Jahresbeginn in Kraft traten. Danach übernimmt die Hannover Rück nicht mehr das gesamte Rückversicherungsvolumen der HDI-Gesellschaften, sondern nur noch den Teil, den sie auch selbst behält. Ferner hat die amerikanische Tochtergesellschaft Insurance Corporation of Hannover ihr Schaden-Rückversicherungsgeschäft eingestellt.

Die Schadensituation war für die Hannover Rück auch im 1. Halbjahr sehr zufrieden stellend. So waren im 2. Quartal lediglich drei Großschäden mit einer gesamten Nettoschadenbelastung von 14,5 Mio. EUR zu verzeichnen; das 1. Quartal war gänzlich frei von Großschäden. Die kombinierte Schaden-/Kostenquote hat sich gegenüber dem 1. Quartal (100,3 %) zum Halbjahr auf 98,6 % verbessert (Vj. 95,6 %).

Das operative Ergebnis zum 30.6.2003 hat unter anderem vom erfreulichen Kapitalanlageergebnis des 2. Quartals profitiert. Nachdem im 1. Quartal noch hohe Abschreibungen, insbesondere auf Aktien, erforderlich waren, blieb das 2. Quartal hiervon fast gänzlich verschont. Das operative Ergebnis (EBIT) beträgt für das 1. Halbjahr 182,6 Mio. EUR und liegt damit nur 7,0 % niedriger als das Ergebnis des außergewöhnlich starken Vorjahreszeitraums. Der Halbjahresüberschuss ist erfreulich um 11,7 % von 90,7 Mio. EUR auf 101,3 Mio. EUR gestiegen; hierzu trug auch eine im Vergleich zum Vorjahr niedrigere Steuerbelastung bei. Der Gewinn je Aktie für das Geschäftsfeld Schaden-Rückversicherung beträgt damit 1,03 EUR (0,93 EUR).

Die gebuchte Bruttoprämie in der **Personen-Rückversicherung** lag zum 30.6.2003 mit 1,1 Mrd. EUR lediglich auf Vorjahresniveau. Allerdings ist auch dieses Geschäftsfeld stark von negativen Währungskurseffekten betroffen. Ohne diesen Einfluss wäre die Bruttoprämie um 11,8 % höher ausgefallen. Auf Grund einer Neuausrichtung der Retrozessionsstrukturen konnte die verdiente Nettoprämie um 8,6 % auf 865,9 Mio. EUR (797,3 Mio. EUR) gesteigert werden. Das operative Ergebnis (EBIT) lag mit 23,8 Mio. EUR um 5,6 % über dem Ergebnis des Vorjahres (22,5 Mio. EUR). Der Halbjahresüberschuss reduzierte sich von 15,3 Mio. EUR auf 12,0 Mio. EUR. Das Geschäftsfeld Personen-Rückversicherung trug mit 0,12 EUR (0,16 EUR) zum Gewinn je Aktie bei.

Die **Finanz-Rückversicherung** hat sich – nach einem sehr guten 1. Quartal – auch im laufenden Quartal überaus positiv entwickelt. Die Nachfrage nach individuellen Problemlösungen war unverändert sehr lebhaft, so dass die gebuchte Bruttoprämie zum 30.6.2003 um 82,9 % auf 923,3 Mio. EUR (504,7 Mio. EUR) stieg. Ohne die negativen Währungskurseinflüsse hätte der Anstieg der Bruttoprämie sogar 109,5 % betragen. Die verdiente Nettoprämie stieg im 1. Halbjahr um 111,5 % auf 644,7 Mio. EUR (304,9 Mio. EUR). [illegible]

Ergebnis (EBIT) konnte auf erfreuliche 37,8 Mio. EUR (28,9 Mio. EUR) gesteigert werden. Der Überschuss für das 1. Halbjahr beträgt 24,9 Mio. EUR (21,0 Mio. EUR), eine Steigerung von 18,6 %. Dies entspricht einem Gewinn je Aktie von 0,25 EUR (0,22 EUR).

Erfolgreich entwickelte sich auch wiederum das **Programmgeschäft**. Die Bruttoprämie konnte um 7,2 % auf 1,3 Mrd. EUR (1,2 Mrd. EUR) gesteigert werden. Ohne den negativen Einfluss der Währungskurse hätte das Wachstum sogar 29,8 % betragen. Der Selbstbehalt erhöhte sich noch einmal und beträgt nun 44,7 % (35,9 %). Dadurch wuchs die Nettoprämie überproportional um 20,7 % auf 477,7 Mio. EUR (395,9 Mio. EUR). Eine leicht angestiegene kombinierte Schaden-/Kostenquote von 94,0 % (90,8 %) führte zu einem um 21,2 % niedrigeren versicherungstechnischen Ergebnis. Auf Grund höherer Kapitalanlageerträge konnte dieser Effekt jedoch mehr als ausgeglichen werden, so dass das operative Ergebnis (EBIT) um 12,0 % auf 41,2 Mio. EUR (36,8 Mio. EUR) stieg. Der Halbjahresüberschuss konnte um erfreuliche 24,9 % auf 24,1 Mio. EUR (19,3 Mio. EUR) gesteigert werden. Dies entspricht einem Gewinn je Aktie von 0,25 EUR (0,20 EUR).

Auf Grund der verbesserten Kapitalmarktbedingungen im 2. Quartal konnte die Hannover Rück für das 1. Halbjahr ein erfreuliches **Kapitalanlageergebnis** erzielen. Abschreibungen auf Wertpapiere waren im 2. Quartal mit 5,0 Mio. EUR nur noch in sehr geringem Umfange vorzunehmen, fast ausschließlich auf Aktien; im 1. Quartal waren es noch 75,3 Mio. EUR gewesen, davon 46,0 Mio. EUR auf Aktien. Gegenüber dem 1. Halbjahr 2002 gingen im Berichtszeitraum auch die Verluste aus dem Abgang von Kapitalanlagen mit 16,8 Mio. EUR (67,8 Mio. EUR) deutlich zurück. Es konnten sogar Abgangsgewinne aus dem Verkauf von Aktien und festverzinslichen Wertpapieren gegen Ende des Berichtszeitraumes in Höhe von 87,5 Mio. EUR (73,3 Mio. EUR) realisiert werden. Die ordentlichen Kapitalanlageerträge konnten um insgesamt 10,2 % auf 526,1 Mio. EUR (477,3 Mio. EUR) gesteigert werden. Angesichts stark gefallener Wertpapierzinsen ist das ein exzellentes Ergebnis. Das Kapitalanlageergebnis für das 1. Halbjahr steigerte sich insgesamt mit einem Zuwachs von 27,9 % auf 486,2 Mio. EUR (380,1 Mio. EUR).

Ausblick

Das laufende Geschäftsjahr ist für die Hannover Rück bislang sehr erfreulich verlaufen. Die Marktentwicklung und die Vertragserneuerungssaison in der *Schaden-Rückversicherung* haben gezeigt, dass der harte Markt weiter andauert. „Entsprechend unserer Initiative ‚More from less' nehmen wir in Kauf, dass die Bruttoprämie als Folge unseres aktiven Zyklusmanagements sowie der negativen Währungskurseffekte zurückgehen wird", erklärte Zeller. Vorausgesetzt, dass sich die Großschadenentwicklung im langfristigen Durchschnitt bewegt, sollte die kombinierte Schaden-/Kostenquote 100 % nicht überschreiten und der Ergebnisbeitrag der Schaden-Rückversicherung im Gesamtjahr erneut steigen.

In der *Personen-Rückversicherung* wird langfristig von einer zunehmenden Nachfrage nach individuellen Altersvorsorgeprodukten ausgegangen. Für das Gesamtjahr erwartet die Hannover Rück eine ähnliche Prämienentwicklung wie im ersten Halbjahr, aber einen deutlich höheren Ergebnisbeitrag.

Die Nachfrage nach Produkten der *Finanz-Rückversicherung* ist nach wie vor hoch. Als Anbieter mit hoher Reputation und Erfahrung wird die Hannover Rück auch in Zukunft von dieser Entwicklung profitieren, so dass von einer zweistelligen Bruttoprämiensteigerung und einem höheren Ergebnisbeitrag als im Vorjahr ausgegangen wird.

Im *Programmgeschäft* trägt der eingeleitete Restrukturierungskurs Früchte. Angesichts dessen und weiterer Portefeuille-Optimierungen wird eine Bruttoprämie auf Vorjahresniveau und ein gegenüber dem Vorjahr leicht höherer Überschuss erwartet.

Das *Kapitalanlageergebnis* ist naturgemäß schwer zu prognostizieren. Die Hannover Rück geht davon aus, dass die Kapitalanlagebestände weiter steigen werden. Allerdings dürften sich die erzielbaren Renditen – im 1. Halbjahr stark rückläufig – nicht wesentlich erholen. „Sofern es zu keinen signifikanten Kursrückgängen an den internationalen Börsen kommt, rechnen wir nicht mit weiterem systematischen Abschreibungsbedarf auf unser Aktienportefeuille", erklärte Zeller. Für das laufende Geschäftsjahr wird somit ein Kapitalanlageergebnis mindestens auf Vorjahreshöhe erwartet.

Insgesamt geht die Hannover Rück von einem sehr erfolgreichen Geschäftsjahr 2003 aus. Das Bruttoprämienvolumen dürfte sich auf Vorjahreshöhe bewegen, bei weiterer Schwäche des US-Dollars sogar leicht darunter. Vorausgesetzt, die Großschadenentwicklung bleibt im langjährigen Durchschnitt und es kommt zu keinen unvorhergesehenen negativen Entwicklungen an den Kapitalmärkten, erwartet Zeller unverändert einen Konzern-Jahresüberschuss zwischen 320 und 350 Mio. EUR.

***

Der Aufsichtsrat der Hannover Rück hat in seiner gestrigen Sitzung die stellvertretenden Vorstandsmitglieder André Arrago, Dr. Elke König und Ulrich Wallin zu ordentlichen Mitgliedern des Vorstands bestellt.

Für weitere Informationen wenden Sie sich bitte an Eric Schuh (Tel.: 0511/56 04-15 00, Fax: 0511/56 04-16 48, E-Mail: eric.schuh@hannover-re.com).

Die Hannover Rück *ist mit einem Prämienvolumen von EUR 12,5 Mrd. die fünftgrößte Rückversicherungsgruppe der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und*

Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit rund 2.000 Versicherungsgesellschaften in mehr als 100 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Rating-Agenturen haben sowohl Hannover Rück als auch E+S Rück ein Rating in ihrer jeweils zweithöchsten Kategorie zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A+ „Superior").

Kennzahlen der Hannover Rück-Gruppe (auf US GAAP-Basis)

	2003					2002	
in Mio. EUR	Q1	Q2	Δ Vj.	1H	Δ Vj.	Q2	1H
Hannover Rück-Gruppe							
Gebuchte Bruttoprämien	3.152	2.825	-5,0 %	5.978	-2,9 %	2.975	6.154
Verdiente Prämien für eigene Rechnung	1.676	1.963	32,0 %	3.639	9,3 %	1.487	3.328
Versicherungstechnisches Ergebnis	-94	-39		-133		-13	-29
Kapitalanlageergebnis	208	278	44,7 %	486	27,9 %	192	380
Operatives Ergebnis (EBIT)	109	176	60,3 %	285	0,3 %	110	284
Überschuss nach Steuern	71	91	62,2 %	162	11,0 %	56	146
Ergebnis je Aktie in EUR*	0,73	0,92		1,65		0,58	1,51
Selbstbehalt	71,6%	67,8%		69,8%		51,4 %	64,2%
Schaden-Rückversicherung							
Gebuchte Bruttoprämien	1.479	1.181	-25,7 %	2.659	-20,2 %	1.590	3.334
Verdiente Prämien für eigene Rechnung	716	935	15,0 %	1.651	-9,8 %	813	1.829
Versicherungstechnisches Ergebnis	-2	25	698,0 %	23	-71,1 %	3	80
Operatives Ergebnis (EBIT)	53	130	156,5 %	183	-7,0 %	51	196
Überschuss nach Steuern	35	67	352,1 %	101	11,7 %	15	91
Ergebnis je Aktie in EUR*	0,35	0,68		1,03		0,15	0,93
Selbstbehalt	71,3%	66,2%		69,1%		49,1 %	67,8%
Kombinierte Schaden-/Kostenquote	100,3%	97,3%		98,6%		99,6 %	95,6 %
Personen-Rückversicherung							
Gebuchte Bruttoprämien	571	519	-0,3 %	1.090	-0,8 %	521	1.099
Verdiente Prämien für eigene Rechnung	487	379	34,5 %	866	8,6 %	282	797
Operatives Ergebnis (EBIT)	16	8	-49,2 %	24	5,6 %	16	23
Überschuss nach Steuern	10	2	-81,2 %	12	-21,6 %	13	15
Ergebnis je Aktie in EUR*	0,10	0,02		0,12		0,13	0,16
Selbstbehalt	84,7%	73,0%		79,1%		56,2%	73,8%
Finanz-Rückversicherung							
Gebuchte Bruttoprämien	458	466	61,9 %	923	82,9 %	288	505
Verdiente Prämien für eigene Rechnung	237	408	105,5 %	645	111,5 %	199	305
Operatives Ergebnis (EBIT)	18	20	-1,6 %	38	30,8 %	21	29
Überschuss nach Steuern	13	12	-18,7 %	25	18,6 %	15	21
Ergebnis je Aktie in EUR*	0,13	0,12		0,25		0,16	0,22
Selbstbehalt	94,0%	98,7%		96,4%		79,8%	88,1%
Programmgeschäft							
Gebuchte Bruttoprämien	645	660	14,4 %	1.305	7,2 %	577	1.217
Verdiente Prämien für eigene Rechnung	236	241	24,4 %	478	20,7 %	194	396
Versicherungstechnisches Ergebnis	19	10	-55,0 %	29	-21,2 %	22	36
Operatives Ergebnis (EBIT)	23	18	-21,5 %	41	12,0 %	23	37
Überschuss nach Steuern	14	10	-28,5 %	24	24,9 %	14	19
Ergebnis je Aktie in EUR*	0,15	0,10		0,25		0,14	0,20
Selbstbehalt	44,8%	44,7%		44,7%		39,3%	35,9%
Kombinierte Schaden-/Kostenquote	92,1%	95,9%		94,0%		88,5%	90,8%

* unter Berücksichtigung des Aktiensplits im Verhältnis 1:3 (auch für die Vorjahresperiode)